August 10, 2007

Dear Andrew:

I am pleased to confirm your assignment as the new President of the Greater China Region effective May 21, 2007. This opportunity represents our confidence in your ability to succeed in your new assignment. Please refer to the following points outlining your new assignment:

•	Title — President, Greater ChinaRegion, reporting directly to Dan Chard, Executive Vice President, Distributor Success.

•	Responsibility —Your primary responsibility will be to lead the distributor success organization for the Greater China Region including China, Taiwan and Hong Kong.

•	Compensation (RMB) – Your base salary will be 2,160,000 RMB annually, 180,000 monthly, which will be subject to annual adjustment according to performance. You will also receive 300,000 RMB as a hardship differential, which will not be re calculated year to year. The base salary plus hardship differential together will form the incentive base. You will receive a home leave/vacation allowance of 100,000 RMB per year. The company will provide a car and housing allowance in the amount of 80,000 RMB per month. The total of your housing and car allowance will be paid upfront for three years for a total of 2,880,000 RMB. Should you leave within the first three years, the upfront housing and car allowance would need to be paid back at a prorated amount. In addition, you will receive income tax equalization provided under the company’s expatriate plan for income earned as an employee, if needed.

•	Bonus — You will be paid at 50% bonus as a member of the Management Committee. Throughout the rest of 2007, this bonus will be tied to the results of South East Asia. You will also be eligible for an override performance bonus subject to specified performance guidelines and targets tied to the Greater China Region. (see attached)

•	Stock – Your stock options 10,000 per year and 3,000 restricted will remain the same as a member of the management committee that will vest 25% per year over a four year period. In addition you will receive an additional one time signing grant of 5,000 shares of restricted stock that will vest 25% per year over a four year period.

•	Non-Competition: In exchange for the benefits of continued employment by Company, Employee shall not accept employment with, engage in or participate, directly or indirectly, individually or as an officer, director, employee, shareholder, consultant, partner, joint venturer, agent, equity owner, distributor or in any other capacity whatsoever, with any direct sales or multi-level marketing company including any direct or indirect affiliate or subsidiary of such company that competes with the business of Company whether for market share of products or for independent distributors in a territory in which Company is doing business. The restrictions set forth in this paragraph shall remain in effect during the Employee’s employment with Company and during a period of twelve (12) months following the Employee’s termination of employment.

Please review the contents of this letter of agreement carefully as it represents essential terms of your new assignment. If the terms are agreeable to you, please sign the original copy and return it to me. I look forward to your leadership and impact on the future growth of the Greater China Region.

Sincerely,

/s/ Dan Chard
Dan Chard
Executive Vice President DSP
date:   August 10, 2007

/s/ Andrew Fan
Andrew Fan
Regional Vice President, Greater China
Date:   August 10, 2007

BONUS ATTACHMENT

May 30, 2007

Andrew Fan, President, Greater China RegionMainland
China and Greater China Bonus Plan

The terms of the bonus plan are as follows:

1.	The bonuses described below will be in addition to the standard incentive bonus calculated quarterly.

2.

During any rolling four quarter period prior to December 31, 2010, if Mainland China achieves positive operating income (i.e. at least break even at the operating income level), then you will be paid a bonus of one times your annual base salary (“Break Even Bonus”), subject to the following limitation.

a.

Hong Kong and Taiwan combined must achieve the full target (i.e. achievement of 100% payout) for both revenue and operating income during the rolling four quarter period in which break even in Mainland China is achieved, or the Break Even Bonus will be subject to a 20% discount (80% x your annual base salary). Hong Kong and Taiwan will be combined in USD converted at constant currency exchange rates for both the target and results. See number 4 for exceptions.

3.

For the subsequent five calendar years following achievement of break even in Mainland China (the “Break Even Year”), you will be paid a bonus of 1.5% of the annual incremental increase in revenue (“Incremental Revenue Bonus”) at the end of each calendar year subject to the limitations set forth below. For example, if revenue in the Break Even Year was 815,000,000 RMB and increased in “year one” to 850,000,000 RMB, you would be paid a bonus of 1.5% of 35,000,000 RMB (850,000,000 – 815,000,000 = 35,000,000 x 1.5% = 525,000 RMB) or $67,742 (USD at 7.75 FX = $67,742). If revenue then increased to 900,000,000 RMB in “year two”, your bonus would be calculated as (900,000,000 – 850,000,000 = 50,000,000; 50,000,000 x 1.5% = 750,000 RMB or US$96,774). Annual incremental revenue growth will be calculated from the calendar year with the highest revenue since the Break Even Year. For example, if revenue in “year two” was 900,000,000 RMB, but declined in “year three” and “year four” to 875,000,000 RMB and 890,000,000 RMB respectively, no Incremental Revenue Bonus would be paid in “year three” or “year four” as the year with highest revenue during the five year period subsequent to the Break Even Year was “year two” at 900,000,000 RMB. The incremental revenue bonus for “year five” would be based on 900,000,000 RMB from “year two”.

a.

For the Incremental Revenue Bonus to be paid, operating margin (operating income as a percentage of revenue) must increase as revenue increases. For example, if operating margin in “year one” was 2.5% of revenue and operating margin in “year two” was below 2.5%, no bonus would be paid on the incremental revenue for “year two”, even if revenue increased from “year one” to “year two”. Although the bonus from year two was not paid, once the operating margin has increased over the highest operating margin since the Break Even Year (2.5% operating margin from “year one” in this example) the incremental revenue bonus for “year two” can be recouped.

b.

Hong Kong and Taiwan combined must achieve the full target (i.e. achievement of 100% payout) for both revenue and operating income for each year of the bonus payment or the bonus will be subject to a 20% discount (80% x 1.5% of incremental revenue).

c.	The total bonus paid for the Incremental Revenue Bonus will be capped at USD $1.0 million (using an exchange rate of 7.75 RMB to the USD) for the five year period following the Break Even Year.

4.

Bonus targets will be adjusted for transfer prices made in between budgeting periods. For example, if a transfer price is made that has not been budgeted for in Hong Kong, which reduces profitability such that they do not achieve the budget targets, then an adjustment would be made to the calculation of operating income to determine if Hong Kong has achieved the target.